Sharon K. Mauer 212.398.8328 smauer@sonnenschein.com

July 17, 2006

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ronald E. Alper

Re:	Millennium India Acquisition Company Inc. Registration Statement on Form S-1 File No. 333-133189

Dear Mr. Alper:

Further to your request, on behalf of our client, Millennium India Acquisition Company Inc., we are withdrawing our client’s previous request, dated July 6, 2006, seeking acceleration of the effective date of the Registration Statement on Form S-1, as amended, filed under the Securities Act of 1933, as amended (the “Act”), pursuant to Rule 461(a), promulgated under the Act.

We have also been authorized by underwriter’s counsel to withdraw their previous request, dated July 6, 2006, seeking acceleration of the effective date of the above-referenced Registration Statement.

Very truly yours,

/s/ Sharon K. Mauer

Sharon K. Mauer

MILLENNIUM INDIA ACQUISITION COMPANY INC.

330 E. 38th Street

Suite 46C

New York, New York 10016

July 17, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Millennium India Acquisition Company Inc.

Registration Statement on Form S-1

File No. 333-133189

Ladies and Gentlemen:

Pursuant to Rule 461(a), promulgated under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests acceleration of the effective date of their Registration Statement on Form S-1, as amended, heretofore filed under the Act (Registration No. 333-133189), so that the same will be declared effective on the date and at the time set forth below, or as soon thereafter as shall be practicable.

Very truly yours,

Millennium India Acquisition Company Inc.

By:	/s/ Jacob Cherian
F. Jacob Cherian President & Chief Executive Officer

Requested Effective Date:    July 18, 2006

Requested Time of Effectiveness:    3:00 p.m. Eastern Daylight Time

July 17, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Millennium India Acquisition Company Inc. (the “Company”)

Registration Statement on Form S-1 (Reg. No. 333-133189)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join with the Company to request that the effective date for the Registration Statement referred to above be accelerated to 3:00 p.m. (EDT) on July 18, 2006 or as soon as practicable thereafter.

In connection with Rule 460 of the Act, please be advised that we have effected approximately the following distribution of copies of a revised Preliminary Prospectus dated June 19, 2006:

Number of prospectuses distributed to institutions	2,700
Number of prospectuses distributed to individuals	300
Number of prospectuses distributed to underwriters	200

Total	3,200

The undersigned has and will, and each participating underwriter and dealer has advised the undersigned that it has and will, comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended in connection with the above-referenced issue.

Very truly yours,

LADENBURG THALMANN & CO. INC.

FERRIS, BAKER WATTS INCORPORATED

MAXIM GROUP LLC

By:	LADENBURG THALMANN & CO. INC.

By:	/s/ Mark Klein
Name:	Mark Klein
Title:	Chief Executive Officer